AMENDMENT ADENDUM TO THE DATE CONTRACT SEPTEMBER 09 OF THE YEAR 2019.

MANIFEST THE PARTIES SILVERSTONE RESOURCES S.A. DE C.V. AND CANAM ALPINE VENTURES LTD, WHICH HAVE AN OPTION AGREEMENT SIGNED IN THE CITY OF MAZATLAN, SINALOA, ON THIS SAME DATE IS TO SAY SEPTEMBER 9 OF THE YEAR 2019, AND THAT IT IS THEIR DESIRE TO CARRY OUT A MODIFYING ADENDUM IN THE AGREEMENT, SAME THAT ARE MADE IN THE FOLLOWING WAY:

ARTICLE 2, OF SECTION 2.3, ITEM B, OF THE SAME, IS MODIFIED TO REMAIN AS FOLLOWS:

PREVIOUSLY IN THE AGREEMENT, THE FOLLOWING AMOUNT WAS FIXED AS FOLLOWS:

"…. (B) pay the Grantor (or as indicated), by bank transfer with immediate availability of funds, the total amount of USD $ 18,499,000 (the" Cash Payments ") during the Option Period in the following way:

(i) USD $ 35,575 before the Date of signing (which has already been paid);
(ii) USD $ 142,300 within five Business Days from the Date of signing;
(iii) USD $ 177,875 within five Business Days from the first Anniversary;
(iv) USD $ 2,134,500 within five Business Days from the second Anniversary;
(v) USD $ 2,846,000 within five Business Days from the third Anniversary;
(vi) USD $ 3,557,500 within five Business Days from the fourth Anniversary;
(vii) USD $ 4,269,000 within five Business Days from the fifth Anniversary;
(viii) USD $ 5,336,250 within five Business Days from the sixth Anniversary… "

NOW WITH THE MODIFICATION OF THIS CLAUSE, THE OPTION PAYMENTS WILL REMAIN AS FOLLOWS:

(b) pay the Grantor (or as indicated), by bank transfer with immediate availability of funds, the total amount of USD $ 20,000,000(the "Cash Payments") during the Option Period as follows:

(i) USD $ 35,575 before the Celebration Date (which has already been paid);

(ii) USD $ 300,000 within five Business Days from the Date of signing;
(iii) USD $ 450,000 within five Business Days from the first Anniversary;
(iv) USD $ 2,134,500 within five Business Days from the second Anniversary;
(v) USD $ 2,846,000 within five Business Days from the third Anniversary;
(vi) USD $ 3,557,500 within five Business Days from the fourth Anniversary;
(vii) USD $ 4,269,000 within five Business Days from the fifth Anniversary;
(viii) USD $ 6,407.425 within five Business Days from the sixth Anniversary.

Article 4.4 itself will be amended, which states the following:

"... 4.4 Access

During the Option Period, Canam and its employees and Agents will have, at all times, access to the mining lots covered by the Concessions to carry out the Canam Works, in all cases at their own risk and cost, provided that Canam of a notice three days prior and in writing to the Grantor of (i) the part of the mining lots covered by the Concessions to which access is required and (ii) the identification of the persons to whom access must be provided. The Grantor will cooperate to allow Canam to carry out the Works of Canam... "

That said article be modified as follows:

4.4 Access
During the Option Period, Canam and its employees and Agents will have, at all times, access to the mining lots covered by the Concessions to carry out the Canam Works, in all cases at their own risk and cost, provided that Canam of a notice three days prior and in writing to the Grantor of (i) the part of the mining lots covered by the Concessions to which access is required and (ii) the identification of the persons to whom access must be provided. The Grantor will cooperate to allow Canam to carry out the Canam Works, as long as the extraction work that the grantor is carrying out is cooperated with by CANAM.

Similarly, Article 5.2 is modified, which currently states the following:

"... 5.2 Limitations on the Right of the Grantor to Work
The Right of the Grantor to Work will be subject at all times to the following limitations:

(a) The Grantor shall not perform any Grantor's Work in a Discovery Area, provided that Canam has provided reasonable evidence to the Grantor that a Discovery has been carried out;

(b) The Work of the Grantor shall be limited to small-scale mining in accordance with past practices accustomed by the Grantor in the mining lots covered by the Concessions. Without limiting the foregoing, the

Amount of Minerals removed by the Grantor from the mining lots protected by the Concessions must be consistent with the past practice of the Grantor ".

THAT ARTICLE WILL BE MODIFIED AS FOLLOWS:

5.2 Limitations on the Right of the Grantor to Work
The Right of the Grantor to Work will be subject at all times to the following limitations:

(a) The Grantor shall not perform any Grantor's Work in a Discovery Area, provided that Canam has provided reasonable evidence to the Grantor that a Discovery has been carried out;

(b) The Work of the Grantor shall be limited to small-scale mining in accordance with past practices accustomed by the Grantor in the mining lots covered by the Concessions. Without limiting the foregoing, the amount of Minerals removed by the Grantor from the mining lots covered by the Concessions must be consistent with the past practice of the Grantor.

The parties agree that the amount that will be exploited by the grantor will not be greater than 300 tons per day, during the period of the first two years, and the amount of 150 tons per day, during the two following years, this rule will be applied only in In the event that CANAM carries out the total payment of the price within the four-year period, however, if CANAM does not carry out the total payment of the agreed price within that period, the grantor will have the right to continue operating and extracting ore, for the entire duration of the option, until full payment of the agreed price is made, clarifying that the material extracted cannot be benefited in the plant called "SANTA ROSA", once it is carried after the start of operations of the "LA MINITA" plant, located in the municipality of San Ignacio, and in the event that the "LA

MINITA" plant is not in operation within the span of the option to carry out the process of b Mineral benefit at any other plant in the region.

This instrument is signed in triplicate in the City of Mazatlan, Sinaloa on September 9, 2019.

Read and explained that it was the content of this Contract and knowing the parts of its value and legal consequences, both parties are satisfied with its content, ratifying it in each and every one of its parts, signing it for proof.

Por: [redacted]

CLAUDIA VENEGAS RANGEL

Presidenta del Consejo de Administración

Por: [redacted]

RUBEN PEREZ JUAREZ

Secretario del Consejo de Administración

CANAM ALPINE VENTURES LTD.

Por: [redacted]

JOHN MARTIN MIRKO

Firmante Autorizado